                              S  A  M

S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 8-08

  October 9, 2008

INCA PROJECT UPDATE, CHILE – PROVIDENCIA CLUSTER TARGET AREA

SAMEX is pleased to announce further results from its Phase I exploration program at the INCA Project in Chile.  Extensive geological work and drilling of 5 core drill holes in the Providencia area has resulted in;

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Demonstrating that the Providencia mine breccia pipe not far beneath capping monzonite rock expands out to large size with strong copper-sulfide (chalcopyrite) content which sampling to-date shows averaging 2.16% copper; little of the pipe has been mined

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Discovery of a “concealed” breccia pipe with significant copper/molybdenum mineralization including sections of 7.4 meters of 0.48% Copper, and 1.5 meters of 0.38% Molybdenum

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Further confirmation of the two large IP anomalies (Plate 3 Figures 2 & 4, VI & VII), with newly identified surface geologic features, which suggest the possibility of significant copper-moly mineralized breccia bodies concealed at depth that strongly warrant follow up drilling.

Jeff Dahl, President & CEO said, “We are pleased with the results from Phase 1 exploration program thus far, as we have consistently encountered mineralization and gathered important information that advances our geological models.  These results put us in an excellent position to attract a senior partner to assist in exploring the large and varied targets at INCA.  As an explorer, it's exciting to hold such a large and geologically prospective property in a historic mining district.  Of note, immediately adjoining us to the west, Codelco is aggressively seeking to advance the development of their orebody, which should serve to further enhance the value of our prospects”.

The graphic plates and figures referred to in this news release can be viewed on the SAMEX website at www.samex.com.

Synopsis - The Phase I exploration work at the Providencia Mine and surrounding area included:

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crossing the area with five lines of IP spaced at 200 to 300 meters apart;

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detailed geologic mapping,

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drilling five exploration core holes,

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installing a ladder and platform system to access the Providencia underground mine workings, and

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rock-chip channel sampling of underground workings (25 samples).

Since, the early 1920’s, the Providencia mine has been sporadically operated on a small scale with inadequate capitalization and these operations have produced in total an estimated 200,000 metric tons of mostly oxide-Cu ore.  When SAMEX acquired the property, a small mining concern, which held a month-to-month lease on the mine, was sending approximately 500 metric tons/week of +2.5% copper direct shipping grade sulfide copper (chalcopyrite) ore to the ENAMI facility near Diego de Almagro for processing.  The part of the breccia ore body exploited in the past was determined to be a northeast-trending, floored branch, which proved to be an extension off a concealed, sizeable, steep breccia pipe.  So, by pursuing mining southwestward down along the direction of thickening of the branch, the miners inadvertently encountered the large, steeply plunging breccia pipe, which was concealed beneath a thick capping of monzonite rock.

The size and shape of the Providencia mine breccia pipe is not fully exposed by mining and could be over 80 meters across.  The pipe is well mineralized with chalcopyrite and abundant accessory pyrite; sampling of the mined areas indicates that the average grade is around 2.16% total copper.  The presence of strong sericite alteration, anomalous amounts of silver, lead, zinc, and antimony and position of the roof indicate that this level is at the top of the pipe and that very little of the pipe has actually been mined out.   In the district area, typically significant accessory amounts of gold and/or molybdenum may be additionally present with copper sulfide mineralization and potassic alteration at depth within the breccia pipes (ex. Magallanes, Tucumana).

The Providencia mine breccia pipe has a distinct IP signature and occurs within what appears to be a cluster of six additional concealed, possibly well-mineralized breccia pipes with similar or stronger IP responses, which were disclosed by our regional IP survey.  One set of our exploration core drill tests on one of the IP anomalies discovered a concealed, faulted part of a breccia pipe (Providencia West) with indications that it contains significant copper and molybdenum mineralization and anomalous silver, lead, and zinc content.  This breccia pipe is positioned 700 meters to the west of the Providencia mine where an outcropping sheeted vein swarm with oxide-copper mineralization and tourmalinized/silicified pods of breccia are present over a large area in the monzonite cap above the pipe.  A Phase II exploration program of concerted core drilling is highly warranted in the Providencia breccia cluster area to test for other concealed breccia pipes with the objective of discovering multiple ore bodies and the potential deeper source from which these pipes have emanated.  Further evaluation of the underground workings at the Providencia mine should include more-detailed channel sampling and also bulk-sampling for metallurgical investigations.

Providencia Breccia Pipe - The Providencia mine breccia pipe is located within monzonite intrusion of the regional batholith at the southeast end of a 700-meter long, northwest-trending, swarm of sheeted quartz-sericite veinlets and local pods of tourmalinized/silicified breccia (Plate 1, Figures 1 and 2).  Two breccia pipes, whose upper parts have been largely intruded out by andesite plugs and have been strongly tourmalinized and sericite altered, occur as a prominent knob (Cerro Providencia) just to the northwest of the mine.  Only the far northeast “tail” of the Providencia mine breccia pipe poorly outcrops and, there, was opened by prospectors to expose a two-meter wide, steep-walled, breccia zone cutting regional monzonite wallrock (see Plate 1, Figure 2).  The miners over time continued working southwestward and found that the breccia tail increased considerably in width to over 30 meters and, though affected by supergene processes (leaching), was variably mineralized with oxide-copper and some chalcocite (copper sulfide).  Early production was for oxide-copper ore from an open cut measuring 100-meters long, up to 30-meters across, and 10 to 20 meters deep.  Oxide-copper ore up-graded via hand sorting was sent to the nearby Chatal plant for bulk acid-leach processing.  As the miners advanced the workings southwestward to search for higher-grade ore, the well mineralized, principal breccia pipe was encountered, and because the capping monzonite became too thick, mining progressed underground via a crude decline and a one hundred meter-deep shaft (Plate 1, Figures 4, 5, and 10).  With depth, the copper ore changed from oxide to mostly sulfide (chalcopyrite) and, as a result, miners then focused on better-mineralized parts of the breccia to produce a direct shipping, high-grade ore, as there has never been a facility to produce copper-sulfide concentrates in the district or nearby.  Samples from their ore stockpiles from the last operation varied from 1.7% to over 7.0% in total copper content (see Plate 1, Figures 6, 7, and 8; Plate 3, Figure 9).

Upon SAMEX acquiring the Providencia mine, the small mining activities were stopped and SAMEX in 2008 began an investigation of the nature of the ore body in the underground workings.  Ladders and platforms were installed to allow  access to all parts of the mine workings and a program of detailed geologic mapping and rock-chip channel sampling has been started.  The mapping shows that, at depth, the breccia is at least 50 meters across, but mine workings are too limited to fully outline the form (tabular versus cylindrical) and dimensions of the breccia pipe (see Plate 1, Figures 4 and 5).  However, the nature of the breccia with large clasts, presence of a near-flat roof, and extent of the mine workings suggest that the breccia pipe might be quite sizeable and, at depth, perhaps becomes more cylindrical in shape.  Below oxidation effects, copper-sulfide mineralization occurs as coarse globs of chalcopyrite with accessory pyrite, quartz, and tourmaline in interstitial openings to breccia clasts (see Plate 1, Figures 6, 7, and 8).  Initial, rock chip-channel samples were taken as a series of both vertical and several horizontal oriented lines (Plate 1, Figures 4, 5 and 9).  The copper (total) grade of initial chip-channel sampling (25 samples), shows a range via mine level of 1.24% to 2.94% copper with an overall average of 2.16% copper total (see Table 1).  The presence of anomalous amounts of silver (1.2 ppm to 20.1 ppm), lead (115 to 14000 ppm), zinc (125 ppm to 8180 ppm), and antimony (103 ppm to 2170 ppm) further support the high structural level within the breccia pipe.  The anomalous levels for lead and antimony drop off rapidly with depth.  Before the mine workings were rehabilitated and the current geologic section interpretation developed, SAMEX drilled a reconnaissance core hole (DDH-PB-L6-01) from the old open cut and inclined southwestward toward the underground workings (Plate 2, Figure 3).  This hole intersected an 86-meter length of breccia before passing through the breccia floor into veinleted and sericite-altered monzonite wallrock.  The breccia was found to be pervasively sericite-altered and considerably affected by supergene processes which leached important copper content leaving behind considerable iron-oxide limonitic minerals and variable amounts of colorful green, residual oxide-copper or limonitic-copper mineralization (see Plate 2, Figures 7 and 8).  The final 12 meters of the breccia intersection contains some chalcocite and relict chalcopyrite and runs 0.48% copper total with anomalous amounts of zinc, lead, and antimony (see Plate 2, Figure 4).  Although core recoveries overall are good, it is possible that the pressurized water used during core drilling may have washed friable oxide-copper mineralization out of the open voids between breccia clasts resulting in lower copper grades in the drill core.  Below the breccia, wallrock monzonite was found to contain abundant quartz-sericite-pyrite+/-chalcopyrite veinlets with anomalous copper (111 to 555 ppm).  The veinlets appear to comprise an alteration halo to the breccia pipe.

Cerro Providencia Intrusive/Breccia Pipes – A pair of breccia pipes, which have been subsequently largely intruded out by vesicular porphyritic andesite, outcrop as a prominent knob (Cerro Providencia) located 200 meters to the northwest of the Providencia mine breccia pipe (Plate 2, Figure 2).  One of these pipes appears to actually be comprised of two coalesced chimneys.  Both pipes are of different character compared to the Providencia mine breccia being comprised largely of intrusive plugs which are affected by pervasive sericite alteration and strong tourmalinization; minor amounts of specular hematite flecks are also present.  Oxide-copper occurrences are locally present and were prospected by the small miners.  The chimneys are circular in map outline and measure 110 to 130 meters in diameter.  At Manto Cuba, Tucumana, and San Antonio mines, parts of similar andesite plugs, which intruded up into those breccia pipes, have parts at depth which are strongly altered and well mineralized with chalcopyrite and/or bornite plus some molybdenite associated with sericite or higher grade biotite and K-feldspar (potassic) alteration.  One attempt was made to drill an inclined core hole down across one of the chimneys (DDH-P-L1-01) from an elevation of 2,045 meters which is some 120 meters higher than the position of the monzonite roof capping the Providencia mine breccia (see Plate 2, Figure 11).  This hole intersected a 110-meter length (109.7 to 221.10 meters, depth) across the intrusive andesite plug, which was found to be pervasively sericite altered and strongly affected by supergene leaching leaving behind variable amounts of relict limonitic (Fe-oxide) minerals.  The sericite-altered andesite intersection does contain numerous intervals of anomalous copper (111 ppm to 1100 ppm), lead (140 to 634 ppm), and zinc (104 to 590 ppm).  In drill core, the surrounding monzonite wallrock is heavily laced with quartz-sericite-pyrite+/-chalcopyrite veinlets and numerous intervals with anomalous values of copper (109 to 1190 ppm).  The drilling results for DDH-P-L1-01 seem to suggest that the intersection is too high within the andesite intrusive/breccia chimney and that several more attempts for deeper drill hole intersections should be made from lower elevations to explore for deeper-seated copper-sulfide mineralization within and surrounding the breccia pipes.  This is supported especially in light of the abundance of quartz-sericite-pyrite veinlets, which seem to comprise an alteration halo likely more distal to possibly a copper-sulfide mineralized breccia pipe or porphyry intrusion and the presence of a strong IP anomaly discussed more thoroughly below.

Providencia West Area – The Providencia West Area was prospected by small miners who worked along several thicker strands of quartz-sericite vein swarm for oxide-copper mineralization (see Plate 2, Figures 2 and 3).  The 150-meter wide vein swarm trends west-northwest and cuts monzonite intrusion of the regional batholith.  A conspicuous outcropping tourmalinized/silicified breccia pod, which is 15 meters across is also present.

An intersection down through a well-mineralized, faulted sliver of the breccia pipe was made by exploration core drill hole: DDH-PV-L2-03, which was aimed, inclined toward the southwest to test the sheeted veins and at depth beneath the outcropping tourmalinized/silicified breccia pod (see Plate 2, Figure 5).  From 0.0 to 150.0 meters, the hole intersected a variably abundant pyrite-quartz-sericite veinlets cutting monzonite.  Strongly anomalous amounts of copper (482 ppm, avg.) and zinc (157 ppm, avg.) are present from 94.60 to 149.65 meters.  A steeply south-dipping, major fault zone comprised of gouge of pulverized tourmaline-sericite likely breccia was then intersected from 149.65 to 172.0 meters.  In the hangingwall to the fault, from 172.0 to 305.50 meters, the drill hole then penetrated into a breccia pipe of similar textural character to that mined at the Providencia mine.  The breccia is pervasively sericite altered and also strongly affected by supergene leaching and oxidation processes to a depth of 240 meters.  The supergene processes seem to have been greatly facilitated by the pulverized and fractured nature of the rock within and close to the fault zone.   Despite the supergene leaching effects, three intervals of the breccia from 172.0 to 233.0 meters contain significant colorful oxide-copper mineralization which run 0.49% to 0.58% copper with anomalous molybdenum (145 to 168 ppm) and elevated to anomalous gold values 0.070 to 0.160 ppm Au) (Table 3) (see Plate 2, Figure 9).  Relict disseminated bornite (copper sulfide) and some chalcopyrite are present in the lower-copper-rich intercept.  Of interest, this upper part of the breccia intersection also contains anomalous value of zinc, lead, and antimony – similar to that present in the upper part of the Providencia mine breccia.  The part of the breccia below 233.0 meters is strongly clay altered, contains abundant in-fill crystalline quartz, and may be leached and is poorly mineralized of copper content, but does contain two narrow intervals of abundant molybdenite, which have higher-grade molybdenum (3.8 meters of 0.15%, and 1.5 meters of 0.38%, Mo) (see Plate 2, Figure 10).  Drill hole DDH-PV-L2-01, which was a shallow test, intersected strongly quartz-sericite veinleted monzonite above the roof and only clipped eight meters across the very upper corner of the breccia pipe (see Plate 2, Figure 5).  The interval from 34.0 to 58.0 meters of veinleted monzonite above the roof contains highly anomalous values of copper (avg. 0.17% copper total) and zinc (avg. 868 ppm) (see Table 4A).  The eight meters of breccia (104.0 to 112.0 meters) is strongly sericitized and affected by supergene leaching processes and contains relict oxide-copper mineralization, which averages 0.18% total copper with anomalous zinc (319 ppm) (see Table 4B).  The two drill holes DDH-PV-L2-01 and -03 show that the roof to the breccia is positioned at a depth of 90 meters.  A third drill hole DDH-PV-L2-02 was drilled steeply inclined to search for the possible offset part of the breccia in the footwall to the fault zone (see Plate 2, Figure 5).  This hole intersected several scattered intervals of sheeted quartz-sericite or feldspar veinlets with minor amounts of pyrite and chalcopyrite, which become more abundant from 157.0 meters to the bottom of the hole at a depth of 269.85 meters (112.85 meters width).   This lower interval averages 593 ppm (0.059%) copper with a range from 123 ppm to 4080 ppm copper (see Table 5).  Elevated detectible gold (0.013 to 0.077 ppm) and molybdenum (11 to 43 ppm) also appear consistently over the lowest part of this interval.  Such anomalous geochemical levels for copper and features of minor veinlets suggest the veinlets comprise part of an alteration halo proximal to a copper-sulfide mineralized breccia and/or porphyry intrusion.  As part of the Phase II exploration program, further core drilling along the 700-meter section of the sheeted vein swarm is certainly warranted to discover a sizeable, well-mineralized breccia pipe by attempting to see if the pipe intersected in DDH-PV-L2-03 can be enlarged upon; and to search for the fault offset part of the pipe.

Providencia IP Anomaly Cluster – As part of the district-wide geophysical IP survey; four northeast-southwest oriented lines spaced at 200 to 300 meters apart were run over the Providencia mine area.  The results are presented here as two map-view depth-slices at 1750 and 1850 meters elevation (see Plate 3, Figures 2 and 4).  One line (L-6) was specifically placed over the Providencia mine with the purpose to look at the electrical response of the breccia pipe (see Plate 3, Figure 2).  This line crosses at a normal angle the west-northwest trend of the sheeted vein swarm and alignment of breccia bodies.  The expression of the copper-sulfide and pyrite content of the breccia pipe shows up on the pseudo section as a pants-leg type IP anomaly with values up to 23 milliradians (see Plate 3, Figure 5).  This form of the IP anomaly is characteristic of a steeply plunging, sizeable, sulfide-bearing pipe, or more elongate, tapered to tabular-shaped body, which comes close to, or reaches, the surface.  This anomaly (I) in section view also shows that the causative breccia pipe is open-ended beyond the search depth of +/-350 meters.  This considerable depth extent is compatible with other breccia and breccia/intrusive pipes (ex. Delirio, Tucumana, Magallanes, San Antonio), in the district, which have now been shown by SAMEX drilling to extend to depths open-ended well beyond 300 to 400 meters.  The IP survey also identified six other anomalies in the nearby area surrounding the Providencia mine (see Plate 3, Figures 2 and 4).   Close-by, 300 meters to the northwest near Cerro Providencia; IP anomaly (II) on Line 7 also has a distinct pants-leg expression in pseudo section with observed values to 18 miliradians.  This expression appears to be very similar, but a little subdued, compared to the IP anomaly at the Providencia mine and may be a result of the surface being much higher with up to 120 meters thickness of capping monzonite rock and tourmalinized intrusive plugs positioned high over the roof of the causative body (see Plate 3, Figures 8 and 9).  Two anomalies (III and IV) overlap the Providencia West vein swarm and tourmalinized-silicified breccia pod where DDH-PV-L2-03 and -01 encountered the faulted sliver of a copper sulfide-mineralized breccia pipe of identical altered and mineralized character as the Providencia mine pipe.  The position of the Providencia West IP anomaly appears shifted off some of the causative vein swarm and the concealed sulfide-bearing breccia pipe (see Plate 3, Figure 4).  This apparent displacement is perhaps due to idiosyncrasies in correctly adjusting IP data to local terrain slope corrections.  A fifth IP anomaly (V) was identified 300 meters southwest of the Providencia mine and 150 meters higher.  In pseudo section, the anomaly shows values to 14 miliradians and appears to be capped by perhaps 150 to 200 meters of monzonite rock.  At the surface over the area of the anomaly, several prominent north-south-trending veins have been mined in several places on a small scale for oxide-copper and gold.  Two other IP anomalies, (VI and VII) which were modeled to be stronger and larger responses, were detected 500 and 900 meters, respectively, to the north of the Providencia mine in a dissected plateau whose surface is some 150 meters higher elevation.   These anomalies to 14 milliradians were mentioned in an earlier SAMEX News Release 6-08.  The IP signatures of the deeper seated causative bodies is modeled to be a +20 milliradians response and in pseudo section profile indicates that the top (possible breccia roof) to these two anomalies are both positioned at depths of around 120 to 150 meters below the plateau surface which would also be about the same elevation of the roofs over the Providencia mine and Providencia West breccia pipes.  Several drainages eroded down into the gravel covered plateau in the areas of the two strong IP anomalies and exposed monzonite batholith.  Interesting geologic features cross-cut the monzonite including abundant tourmaline veins and veinlets; locally, green oxide-copper minerals are present as fracture coatings.  Several outcropping pods of tourmalinized/ silicified breccia were found during geologic mapping (see Plate 3, Figures 6 and 7).  These tourmaline-silica breccia pods are identical to the one which outcrops in the veinleted monzonite capping the Providencia West breccia pipe.  These outcrop features lead credence that sulfide-bearing and likely copper-mineralized, sizeable breccia pipes may be present at depth beneath capping monzonite rock and are the cause of these two IP anomalies (VI and VII).

Conclusions – The Providencia breccia cluster is a highly prospective area 1600 meters long by 500 to 800 meters across – with seven separate IP targets for copper-molybdenum-gold mineralization hosted by sulfide-bearing breccia pipes/elongate tapered bodies and perhaps out into surrounding veinleted zones.  So far, two of the targets have demonstrable potential to host important copper-molybdenum sulfide mineralization.  Five of the target areas have yet to be drill tested.  At the Providencia mine (Target I), miners there followed down along a tapered breccia strand and encountered good grade copper-sulfide (chalcopyrite) breccia-hosted mineralization with over a +50 meter width, which runs around 2% copper total.  Evaluation of the Providencia mine has shown that the roofed pipe or more-elongate tabular-shaped body may be of significant size (>80 meters across) and has not been much mined.  A target size of over 10 million metric tons is tentatively outlined for this mine-exposed breccia pipe.  The nearby IP anomalies at Cerro Providencia (Target II) and Target V may also represent similarly sized, copper-sulfide mineralized pipes.  The identical style of breccia-hosted copper and molybdenum mineralization, which was discovered by drilling in the concealed, faulted sliver of a pipe in the Providencia West area (Target IV) is very intriguing.  Additional drilling needs to be conducted on this target and a nearby untested satellite IP Target III to search for the fault offset and perhaps a sizeable well-mineralized breccia pipe(s) concealed beneath this sector.  Finally, the two Target IP anomalies VI and VII, though capped by +120 meters of monzonite, do have surface geologic features, which strongly hint that perhaps there are significantly copper-mineralized breccia pipes concealed at depth at these locations.

A Phase II exploration program of concerted core drilling is highly warranted in the Providencia breccia cluster area to test for other concealed breccia pipes with the objective of discovering multiple ore bodies and the potential deeper source from which these pipes have emanated.

TABLE 1 - ANALYTICAL RESULTS - PROVIDENCIA MINE BRECCIA PIPE

SAMPLE	Length	Au	Cu	Cu	Mo
No.	m.	ppm	%	% sol.	ppm
PRV-01	3.3	0.018	2.48	0.558	10
PRV-02	3.3	0.021	1.57	1.455	17
PRV-03	3.3	0.017	1.01	0.852	5
PRV-04	3.2	0.019	0.77	0.634	5
PRV-05	3.3	0.023	1.64	1.330	9
PRV-06	3.3	0.079	4.25	3.790	8
PRV-07	3.7	0.015	0.39	0.260	3
PRV-08	3.2	0.026	1.57	0.770	5
Level 1917 average	3.3	0.027	1.71	1.206	8
PRV-09	1.5	0.021	6.29	0.900	4
PRV-10	2.8	0.050	3.45	1.090	4
PRV-11	3.0	0.022	1.40	0.446	22
PRV-12	3.7	0.014	0.33	0.105	39
PRV-13	2.6	0.008	0.22	0.059	83
PRV-14	1.9	0.055	0.72	0.481	7
PRV-15	1.7	0.036	2.10	1.680	2
PRV-16	2.2	0.014	2.28	1.685	9
PRV-17	3.0	0.026	1.53	0.439	7
PRV-18	2.2	0.045	11.05	3.620	20
Level 1892 average	0	0.029	2.94	1.051	20
PRV-19	2.5	0.025	2.04	1.180	17
PRV-20	3.7	0.017	1.54	0.215	7
PRV-21	1.8	0.022	0.58	0.301	22
PRV-22	1.6	0.021	0.66	0.339	8
PRV-23	2.3	0.050	1.38	0.155	17
Level 1881 average	2.4	0.027	1.24	0.438	14
PRV-24	1.7	0.086	2.49	0.528	45
PRV-25	3.1	0.058	2.19	0.204	7
Level 1873 average	2.4	0.072	2.34	0.366	26

Table 2 - Geochemical Assay Results - Breccia Intersection – DDH-PB-L6-01

Providencia Mine Pit Floor

From m.	To m.	Width m.	Au ppm	Ag ppm	CuT %	Cu % sol.	Mo ppm	Zn ppm
0.00	36.00	36.00	0.020	3.9	0.34	0.24	10	193
36.00	50.00	14.00	0.011	1.3	0.21	0.09	5	363
50.00	74.00	24.00	0.009	0.7	0.10	0.06	11	254
74.00	86.00	12.00	0.012	0.7	0.48	0.08	12	173
0.00	86.00	86.00	0.013	2.1	0.27	0.14	10	235

Table 3 - Geochemical Assay Results - Breccia Intersection - DDH-PV-L2-03

Providencia West Area

From m.	To m.	Width m.	Au ppm	Ag ppm	CuT %	Cu % sol.	Mo ppm	Zn ppm
94.60	149.65	55.05	0.038		0.103	0.011	12	157
172.00	188.00	16.00	0.072		0.509	0.465	168	754
188.00	191.00	3.00	0.006		0.040	0.026	53	114
191.00	198.40	7.40	0.029		0.483	0.351	92	569
198.40	204.00	5.60	<0.005		0.025	0.017	39	42
204.00	233.00	29.00	0.114	3.8	0.591	0.354	83	81
233.00	240.00	7.00	0.051	0.7	0.150	0.061	145	35
276.50	280.30	3.80	0.048	3.5	0.010	0.009	1481	65
292.50	301.50	9.00	0.009	<0.5	0.023	0.002	202	66
305.50	307.00	1.50	0.023	<0.5	0.020	0.010	3770	8

Table 4A - Geochemical Assay Results - Sheeted Veins Intersection - DDH-PV-L2-01

Capping Rock to Breccia

From m.	To m.	Length m.	Au ppm	Ag ppm	CuT %	Cu % sol.	Mo ppm	Zn ppm
34.00	58.00	24.00	0.045	<0.5	0.170	0.120	59	868

Table 4B - Geochemical Assay Results - Breccia Intersection - DDH-PV-L2-01

From m.	To m.	Length m.	Au ppm	Ag ppm	CuT %	Cu % sol.	Mo ppm	Zn ppm
104.00	112.00	8.00	0.055	<0.5	0.180	0.064	26	319

Table 5 - Geochemical Assay Results - Veinleted Wall Rock - DDH-PV-L2-02

From m.	To m.	Length m.	Au ppm	Ag ppm	Cu ppm	CuT %	Mo ppm
157.00	203.00	46.00	0.034	<0.5	9l9	0.090	12
203.00	209.00	6.00	<0.005	<0.5	45	<0.01	5
209.00	225.00	16.00	0.049	<0.5	341	0.030	8
225.00	269.85	44.85	0.032	<0.5	421	0.040	13
157.00	269.85	112.85	0.033		593	0.058

“Robert E. Kell”

Vice-President – Exploration

The geologic technical information in this News Release was prepared by Robert Kell, Vice-President Exploration for SAMEX MINING CORP. and Phil Southam, Geologist.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects. Geochemical analyses on samples were performed by ALS Chemex, an internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  Except where otherwise noted, the analytical and test data underlying the information disclosed herein was verified by or under the supervision of Mr. Kell and Mr. Southam.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.